                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           BRIGHAM EXPLORATION COMPANY
                           ---------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   109178 10 3
                                 --------------
                                 (CUSIP Number)

                                MS. E.V. PHILLIPS
                               CORPORATE SECRETARY
                           910 LOUISIANA, ROOM 4555 D
                             HOUSTON, TX 77002-2463
                               TEL: (713) 241-3518
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 NOVEMBER , 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 1 TO SCHEDULE 13D


---------------------                                        ------------------
CUSIP No. 109178 10 3                                        Page 2 of 18 Pages
---------------------                                        ------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHELL CAPITAL INC.       76-0555907
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES             7     SOLE VOTING POWER
BENEFICIALLY OWNED BY              -0-
EACH REPORTING PERSON     ------------------------------------------------------
WITH                         8     SHARED VOTING POWER
                                   6,730,769(1)
                          ------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER
                                   -0-
                          ------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   6,730,769(1)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,730,769(1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.6%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

----------

(1) Includes shares of Common Stock issuable upon the exercise of either Warrants to purchase Common Stock or certain rights to convert debt into Common Stock pursuant to the Equity Conversion Agreement.

(2)  Based on 15,975,543 shares of Common Stock outstanding as of November 1,
     2000.

                         AMENDMENT NO. 1 TO SCHEDULE 13D


---------------------                                        ------------------
CUSIP No. 109178 10 3                                        Page 3 of 18 Pages
---------------------                                        ------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHELL OIL COMPANY
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES             7     SOLE VOTING POWER
BENEFICIALLY OWNED BY              -0-
EACH REPORTING PERSON     ------------------------------------------------------
WITH                         8     SHARED VOTING POWER
                                   6,730,769(1)
                          ------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER
                                   -0-
                          ------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   6,730,769(1)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,730,769(1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.6%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

----------

(1) Includes shares of Common Stock issuable upon the exercise of either Warrants to purchase Common Stock or certain rights to convert debt into Common Stock pursuant to the Equity Conversion Agreement.

(2)  Based on 15,975,543 shares of Common Stock outstanding as of November 1,
     2000.

                         AMENDMENT NO. 1 TO SCHEDULE 13D


---------------------                                        ------------------
CUSIP No. 109178 10 3                                        Page 4 of 18 Pages
---------------------                                        ------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHELL PETROLEUM INC.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES             7     SOLE VOTING POWER
BENEFICIALLY OWNED BY              -0-
EACH REPORTING PERSON     ------------------------------------------------------
WITH                         8     SHARED VOTING POWER
                                   6,730,769(1)
                          ------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER
                                   -0-
                          ------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   6,730,769(1)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,730,769(1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.6%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

----------

(1) Includes shares of Common Stock issuable upon the exercise of either Warrants to purchase Common Stock or certain rights to convert debt into Common Stock pursuant to the Equity Conversion Agreement.

(2)  Based on 15,975,543 shares of Common Stock outstanding as of November 1,
     2000.

ITEM 1. SECURITY AND ISSUER

         This amendment to Schedule 13D (the "Amendment") amends and restates the initial statement on Schedule 13D filed by the Shell Capital Inc. ("Shell Capital"), Shell Oil Company and Shell Petroleum Inc. (collectively, the "Reporting Persons") with the Securities and Exchange Commission on March 27, 2000. This Amendment relates to (i) warrants (the "Initial Warrants") issued to Shell Capital on February 17, 2000 to purchase up to 5,480,769 shares of the common stock, par value $0.01 per share (the "Common Stock"), of Brigham Exploration Company (the "Issuer") and, in the alternative, certain rights held by Shell Capital to convert a portion of the debt issued pursuant to an Amended and Restated Credit Agreement (the "Credit Agreement") dated February 17, 2000 among Brigham Oil & Gas, L.P., a Delaware limited partnership (the "Borrower"), certain financial institutions (including Shell Capital) (the "Lenders"), and the Bank of Montreal, as agent for the Lenders (the "Agent"), into up to 5,480,769 shares of Common Stock of the Issuer pursuant to the terms of an Equity Conversion Agreement dated February 17, 2000 between Shell Capital, the Borrower and the Issuer and (ii) warrants (the "Additional Warrants" and together, with the Initial Warrants, the "Warrants") issued to Shell Capital on October 31, 2000 to purchase up to 1,250,000 shares of the Common Stock of the Issuer in connection with the execution of a Subordinated Credit Agreement (the "Subordinated Credit Agreement") dated October 31, 2000 among Borrower, certain financial institutions (the "Subordinated Lenders") and Shell Capital, as agent for the Subordinated Lenders. The principal executive offices of the Issuer are located at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

ITEM 2. IDENTITY AND BACKGROUND

         This Amendment is being filed by the Reporting Persons.

         Shell Capital is a wholly-owned subsidiary of Shell Oil Company which is a wholly-owned subsidiary of Shell Petroleum Inc. The principal business of Shell Capital is investment activities. Shell Capital is organized under the laws of the State of Delaware and the address of its principal place of business is 910 Louisiana, Suite 5000, Houston, Texas 77252-2463.

         Shell Oil Company, including its equity companies, is engaged, principally in the United States, in the exploration for, and development, production, purchase, transportation and marketing of, crude oil and natural gas, and the purchase, manufacture, transportation and marketing of oil and chemical products. In addition, Shell Oil is engaged in the exploration for, and production of, crude oil and natural gas outside the United States on a limited and selected basis. Shell Oil Company is organized under the laws of the State of Delaware and its principal place of business is at One Shell Plaza, 910 Louisiana, Houston, Texas 77002.

         Shell Petroleum Inc. is a holding company. Shell Petroleum Inc. is organized under the laws of the State of Delaware and has its principal place of business at One Shell Plaza, 910 Louisiana, Houston, Texas 77002.

         The shares of Shell Petroleum Inc. are directly or indirectly owned 60% by N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), the Hague, the

Netherlands, and 40% by The "Shell" Transport and Trading Company, p.l.c. These companies are all holding companies of the Royal Dutch/Shell Group of Companies, the members of which are severally engaged throughout the greater part of the world in oil, natural gas, chemicals, coal and other businesses. This Amendment does not describe these entities as Reporting Persons because as parent companies, The "Shell" Transport and Trading Company and Royal Dutch Petroleum Company do not themselves engage in operational activities and they exercise no material voting influence over the voting or disposition of the securities covered by this Amendment except to the extent that they may have officers and directors in common with the Reporting Persons described above.

         The attached Schedule I is a list of the executive officers and directors of the Reporting Persons which contains the following information with respect to each such Reporting Person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

         None of the Reporting Persons, nor to their knowledge any person listed on Schedule I hereto, has been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the terms of the Credit Agreement, the Lenders thereunder made available to the Borrower a revolving credit facility in an aggregate amount of $75,000,000, conditioned on the satisfaction of certain conditions precedent, to be repaid in full by December 31, 2002. Thomas E. McGraw, acting as trustee for the Agent, has been granted security interests over certain of the assets of the Issuer and its subsidiaries pursuant to the Credit Agreement. Pursuant to the terms of the Credit Agreement, the Issuer has agreed to guarantee the obligations of the Borrower under the terms of the Credit Agreement. The foregoing summary of the Credit Agreement is qualified in its entirety by reference to Exhibit A, which is hereby incorporated by reference. To finance fundings under the Credit Agreement, Shell Capital used funds borrowed from Shell Oil Company.

         As a condition precedent to the funding of the Credit Agreement, the Issuer, the Borrower and Shell Capital entered into an Equity Conversion Agreement (the "Equity Conversion Agreement") dated February 17, 2000, whereby Shell Capital has the right to convert up to $30,000,000 of outstanding debt issued under the Credit Agreement into shares of Common Stock (the "Conversion Shares"), exercisable on or after the 90th day after the date of the Equity Conversion Agreement and only upon the occurrence of certain events as follows (subject to adjustment in accordance with the terms of the Equity Conversion Agreement): (i) the first $10,000,000 of outstanding debt may be converted into Common Stock at $3.90 per share; (ii) the next $10,000,000 to $20,000,000 of outstanding debt may be converted into Common Stock at $6.00 per share; and
(iii) any outstanding debt over $20,000,000 up to $30,000,000 may be converted into

Common Stock at $8.00 per share. Should either Shell Capital choose to convert some or all of the outstanding debt into Conversion Shares or the Borrower force Shell Capital to convert some or all of the debt into Conversion Shares, then the number of Initial Warrant Shares (as defined below) into which the Initial Warrants may be converted pursuant to the First Warrant Agreement (as defined below) shall be reduced by the number of Conversion Shares issued to Shell Capital pursuant to the Equity Conversion Agreement. The Borrower has the right to force the conversion of outstanding debt under the Credit Agreement into shares of Common Stock on or after one year from the date of the Equity Conversion Agreement, subject to specified limitations. The foregoing summary of the Equity Conversion Agreement is qualified in its entirety by reference to Exhibit B, which is hereby incorporated by reference.

         Also as a condition precedent to the funding of the Credit Agreement, the Issuer entered into a Warrant Agreement (the "First Warrant Agreement") with Shell Capital on February 17, 2000. Pursuant to the First Warrant Agreement, the Issuer granted to Shell Capital the Initial Warrants representing the right to acquire up to 5,480,769 shares of Common Stock of the Issuer (the "Initial Warrant Shares"), exercisable upon the repayment by the Borrower, which repayment meets certain additional conditions, of a certain portion of the debt issued by Shell Capital under the Credit Agreement as follows (subject to adjustment in accordance with the terms of the First Warrant Agreement): (i) 2,564,102 Initial Warrants exercisable at $3.90 per share of Common Stock; (ii) 1,666,667 Initial Warrants exercisable at $6.00 per share of Common Stock; and
(iii) 1,250,000 Initial Warrants exercisable at $8.00 per share of Common Stock. The number of Initial Warrant Shares held by Shell Capital is subject to reduction as described above upon the conversion of a portion of the outstanding debt issued by Shell Capital under the Credit Agreement into Conversion Shares. The foregoing summary of the First Warrant Agreement is qualified in its entirety by reference to Exhibit C, which is hereby incorporated by reference. The source of the funds that will be used for the exercise of the Initial Warrants to purchase Initial Warrant Shares, if applicable, will most likely be working capital then on hand or funds borrowed from Shell Oil Company.

         Pursuant to the terms of the Subordinated Credit Agreement, the Subordinated Lenders thereunder made available to the Borrower a subordinated credit facility in an aggregate amount of $20,000,000, conditioned on the satisfaction of certain conditions precedent, to be repaid in fully by October 31, 2005. Pursuant to the terms of the Subordinated Credit Agreement, the Issuer and certain of its subsidiaries have agreed to guarantee the obligations of the Borrower under the terms of the Subordinated Credit Agreement. The foregoing summary of the Subordinated Credit Agreement is qualified in its entirety by reference to Exhibit D, which is hereby incorporated by reference. To finance fundings under the Subordinated Credit Agreement, Shell Capital used funds borrowed from Shell Oil Company.

         As a condition precedent to the funding of the Subordinated Credit Agreement, the Issuer entered into a Warrant Agreement (the "Second Warrant Agreement") with Shell Capital dated as of October 31, 2000. Pursuant to the Second Warrant Agreement, the Issuer granted to Shell Capital the Additional Warrants representing the right to acquire up to 1,250,000 shares of Common Stock of the Issuer (the "Additional Warrant Shares"), exercisable from October 31, 2000 through October 31, 2007 at an exercise price of $3.00 per share of Common Stock (subject to adjustment in accordance with the Second Warrant Agreement). The foregoing summary of the Second Warrant

Agreement is qualified in its entirety by reference to Exhibit E, which is hereby incorporated by reference. The Second Warrant Agreement permits a cashless exercise, but if Shell Capital elects to exercise the Additional Warrants by paying the applicable exercise price in cash, the source of the funds that will be used to pay such exercise price will most likely be working capital then on hand or funds borrowed from Shell Oil Company.

ITEM 4. PURPOSE OF TRANSACTION

         Shell Capital acquired the Warrants and its rights under the Equity Conversion Agreement in connection with its participation in the funding of the Credit Agreement and the Subordinated Credit Agreement as described in Item 3. Shell Capital engaged in the underwriting of the Credit Agreement and the Subordinated Credit Agreement for investment purposes. During such time as Shell Capital owns 10% or more of the issued and outstanding Common Stock of the Issuer, Shell Capital shall have the right to designate one member of the Board of Directors of the Issuer as provided in Section 2.08 of the Equity Conversion Agreement. In connection with the execution of the First Warrant Agreement and the Equity Conversion Agreement, the Issuer and Shell Capital entered into a Registration Rights Agreement dated as of February 17, 2000 (the "Registration Rights Agreement"), which requires the Issuer to register for sale under the Securities Act of 1933, as amended (the "Securities Act") on a Form S-3 registration statement the Initial Warrant Shares, the Conversion Shares and all other shares of Common Stock owned by Shell Capital and its affiliates as of the date of filing of such registration statement (collectively, the "Registrable Securities") acquired by Shell Capital. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to Exhibit F, which is hereby incorporated by reference. In connection with the execution of the Second Warrant Agreement, the Issuer and Shell Capital executed an amendment to the Registration Rights Agreement (the "Registration Rights Amendment") which provides the Additional Warrant Shares registration rights equivalent to the Initial Warrant Shares. The foregoing summary of the Registration Rights Amendment is qualified in its entirety by reference to Exhibit G, which is hereby incorporated by reference.

         Except as set forth in the preceding paragraph, Item 3 and Item 6 hereof and as otherwise contemplated by the Credit Agreement (attached hereto as Exhibit A), the Equity Conversion Agreement (attached hereto as Exhibit B), the Warrant Agreement (attached hereto as Exhibit C), the Subordinated Credit Agreement (attached hereto as Exhibit D), the Second Warrant Agreement (attached hereto as Exhibit E), the Registration Rights Agreement (attached hereto as Exhibit F), the Registration Rights Amendment (attached hereto as Exhibit G) and the Ancillary Agreement (attached as Exhibit H), none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule I, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of it subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Issuer by any other person; (h) any of the Issuer's securities being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons may in the future determine to acquire additional Common Stock or to dispose of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Reference is made to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of Common Stock beneficially owned by such Reporting Person, and (ii) the percentage of outstanding Common Stock beneficially owned by such Reporting Person, in each case as of the date of this filing.

     (b) Reference is made to the applicable cover page for each Reporting Person for information concerning beneficial ownership of shares of Common Stock as to which such Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or to direct the disposition, in each case as of the date of this filing.

     (c) During the past sixty days, none of the Reporting Persons acquired or disposed of beneficial ownership of Common Stock except as described herein.

     (d) No person other than the Reporting Persons has the right to receive dividends on the Common Stock issuable upon exercise of the Warrants beneficially owned by the Reporting Persons described in this Amendment and proceeds from the sale thereof.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See the description of the Credit Agreement, the Equity Conversion Agreement, the First Warrant Agreement, the Subordinated Credit Agreement, the Second Warrant Agreement, the Registration Rights Agreement and the Registration Rights Amendment in Item 3 and Item 4 hereof, and as more fully set forth in Exhibits A through H, respectively. Other than as previously set forth, neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule I to this Amendment has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILES AS EXHIBITS

Exhibit A         Amended and Restated Credit Agreement, dated as of February
                  17, 2000, among Brigham Oil & Gas, L.P., the Bank of Montreal, as agent, and the lenders (including Shell Capital Inc.)
                  signatory thereto (incorporated herein by reference to Exhibit
                  10.1 of Form 8-K (Current Report) for the period ending
                  February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29, 2000).

Exhibit B         Equity Conversion Agreement, dated as of February 17, 2000, among Brigham Oil & Gas, L.P., Brigham Exploration Company and
                  Shell Capital Inc. (incorporated herein by reference to Exhibit 10.6 of Form 8-K (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29, 2000).

Exhibit C         Warrant Agreement, dated as of February 17, 2000, between
                  Brigham Exploration Company and Shell Capital Inc.
                  (incorporated herein by reference to Exhibit 10.7 of Form 8-K
                  (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange
                  Commission on February 29, 2000).

Exhibit D         Subordinated Credit Agreement, dated as of October 31, 2000, among Brigham Oil & Gas, L.P., Shell Capital Inc., as agent, and the lenders signatory thereto (the "Subordinated Credit
                  Agreement")(filed herewith).

Exhibit E         Warrant Agreement, dated as of October 31, 2000, between
                  Brigham Exploration Company and Shell Capital Inc (filed herewith).

Exhibit F         Registration Rights Agreement, dated as of February 17, 2000, between Brigham Exploration Company and Shell Capital Inc.
                  (incorporated herein by reference to Exhibit 10.8 of Form 8-K
                  (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange
                  Commission on February 29, 2000).

Exhibit G         Amendment No. 1 to Registration Rights Agreement dated as of
                  October 31, 2000, between Brigham Exploration Company and
                  Shell Capital Inc. (filed herewith).

Exhibit H         Ancillary Agreement dated October 31, 2000 between Shell
                  Capital and Brigham Oil & Gas, L.P. (filed herewith).

Exhibit I Letter dated as of February 17, 2000, regarding certain fees pursuant to Credit Agreement dated as of February 17, 2000, among Brigham Oil & Gas, L.P., Bank of Montreal, as agent, Shell Capital Inc. and the lenders signatory thereto (incorporated herein by reference to Exhibit 10.9 of Form 8-K (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29, 2000).

Exhibit J         Amended and Restated Guaranty Agreement dated as of February
                  17, 2000 by

                  Brigham Exploration Company in favor of Bank of Montreal, as Agent, and each of the Lenders party to the Amended and Restated Credit Agreement (incorporated herein by reference to Exhibit 10.2 of Form 8-K (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29, 2000).

Exhibit K         Partial Assignment of Notes dated as of February 17, 2000
                  among (i) Bank of Montreal, (ii) Societe Generale, Southwest
                  Agency, (iii) Shell Capital Inc., and (iv) Brigham Oil & Gas,
                  L.P. (incorporated herein by reference to Exhibit 10.3 of Form
                  8-K (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange
                  Commission on February 29, 2000).

Exhibit L         Joint Filing Agreement dated as of November __, 2000 among
                  Shell Capital Inc., Shell Oil Company and Shell Petroleum Inc.
                  (filed herewith).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2000

                                       SHELL CAPITAL INC.


                                       By:    /s/ R. W. LEFTWICH
                                           --------------------------------
                                       Name:  R. W. Leftwich
                                       Title: President


                                       SHELL OIL COMPANY


                                       By:    /s/ R. W. LEFTWICH
                                           --------------------------------
                                       Name:  R. W. Leftwich
                                       Title: Treasurer


                                       SHELL PETROLEUM INC.


                                       By:    /s/ R. W. LEFTWICH
                                           --------------------------------
                                       Name:  R. W. Leftwich
                                       Title: Assistant Treasurer

                                                                      SCHEDULE I


                               SHELL CAPITAL INC.

                                                                PRESENT PRINCIPAL
                                                                  OCCUPATION OR
                                                                EMPLOYMENT AND THE
NAME                      BUSINESS ADDRESS                            NAME                        CITIZENSHIP
----                      ----------------                            ----                        -----------

DIRECTORS:

R. W. Leftwich            P.O. Box 2463                          Director/Chairman                   U.S.A.
                          Houston, Texas  77252-2463

D. J. Palmer              P.O. Box 2463                          Director                            British
                          Houston, Texas  77252-2463

M. Treanor                Shell Centre                           Director                            British
                          London, SE1 7NA

OFFICERS:

R. W. Leftwich            P.O. Box 2463                          President                           U.S.A.
                          Houston, Texas  77252-2463

R. W. Bohan               P.O. Box 2463                          Senior Vice President and General   U.S.A.
                          Houston, Texas  77252-2463             Counsel; Director of Legal

D. J. Palmer              P.O. Box 2463                          Senior Vice President - Finance     U.S.A.
                          Houston, Texas  77252-2463

J.F. Bridgers             P.O. Box 2463                          Senior Vice President and General   U.S.A.
                          Houston, Texas  77252-2463             Tax Counsel

D. A. Ayars               P.O. Box 2463                          Vice President                      U.S.A.
                          Houston, Texas  77252-2463

J. D. Culbertson          P.O. Box 2463                          Vice President                      U.S.A.
                          Houston, Texas  77252-2463

R. S. De                  P.O. Box 2463                          Vice President                      U.S.A.
                          Houston, Texas 77252-2463

G. E. La Doe              Shell Centre                           Vice President                      U.S.A.
                          London

                                                                PRESENT PRINCIPAL
                                                                  OCCUPATION OR
                                                                EMPLOYMENT AND THE
NAME                      BUSINESS ADDRESS                            NAME                        CITIZENSHIP
----                      ----------------                            ----                        -----------

M. C. McMurray            P.O. Box 2463                          Vice President                      U.S.A.
                          Houston, Texas  77252-2463

E. J. Norris              P.O. Box 2463                          Vice President                      U.S.A.
                          Houston, Texas  77252-2463

R. L. Roberts             P.O. Box 2463                          Vice President                      U.S.A.
                          Houston, Texas  77252-2463

Z.A. Vitenson             P.O. Box 2463                          Vice President                      U.S.A.
                          Houston, Texas  77252-2463

E. V. Phillips            P.O. Box 2463                          Secretary                           U.S.A.
                          Houston, Texas  77252-2463

S. J. Paul                P.O. Box 2463                          Assistant Secretary                 U.S.A.
                          Houston, Texas  77252-2463

W. L. Campbell            P.O. Box 2463                          Director of Business Development    U.S.A.
                          Houston, Texas 77252-2463

M. R. Keener              P.O. Box 2463                          Director of Business Development    U.S.A.
                          Houston, Texas  77252-2463

T.E. Doughman             P.O. Box 2463                          Vice President                      U.S.A.
                          Houston, Texas  77252-2463

G.D. Neill                P.O. Box 2463                          Vice President                      U.S.A.
                          Houston, Texas  77252-2463

T.L. Jackson              P.O. Box 2463                          Head of Deal Operations             U.S.A.
                          Houston, Texas  77252-2463

                                SHELL OIL COMPANY

                                                                PRESENT PRINCIPAL
                                                                  OCCUPATION OR
                                                                  EMPLOYMENT AND
NAME                      BUSINESS ADDRESS                          THE NAME                      CITIZENSHIP
----                      ----------------                          --------                      -----------

DIRECTORS:

Joseph E. Antonini        1800 W. Maple Road                     Director; Retired Chairman,         U.S.A.
                          Troy, MI 48084                         President and CEO, K-Mart
                                                                 Corporation

M. Moody-Stuart           Shell Centre                           Director; Chairman & Managing       British
                          2 York Road                            Director, The "Shell" Transport
                          London SE1 7NA, England                and Trading Company, p.l.c.

Rand V. Araskog           125 Worth Avenue                       Director; Retired Chairman and      U.S.A.
                          Suite 300                              CEO, ITT Corporation
                          Palm Beach, FL  33480

Harold A. Poling          Fairlane Plaza North                   Director Emeritus; Retired          U.S.A.
                          290 Town Center Drive, Ste. 322        Chairman and CEO, Ford Motor
                          Dearborn, MI 48126                     Company

Robert F. Daniell         United Technologies Building           Director; Retired Chairman,         U.S.A.
                          755 Main Street                        United Technologies Corporation
                          Hartford, CT  06101

Gordon R. Sullivan        2425 Wilson Blvd.                      Director; President, Association    U.S.A.
                          Arlington, VA 22201                    of the U.S. Army

Vilma S. Martinez         355 S. Grand Avenue                    Director; Partner, Munger,          U.S.A.
                          35th Floor                             Tolles & Olson LLP
                          Los Angeles, CA 90071 - 1560

John F. Woodhouse         1390 Enclave Parkway                   Director; Senior Chairman, Sysco    U.S.A.
                          Houston, TX 77077-2099                 Corporation

S. L. Miller              P.O. Box 2463                          Chairman; President and Chief       U.S.A.
                          Houston, Texas  77252-2463             Executive Officer, Shell Oil
                                                                 Company

                                                                PRESENT PRINCIPAL
                                                                  OCCUPATION OR
                                                                  EMPLOYMENT AND
NAME                      BUSINESS ADDRESS                          THE NAME                      CITIZENSHIP
----                      ----------------                          --------                      -----------

OFFICERS:

S. L. Miller              P.O. Box 2463                          President and Chief Executive       U.S.A.
                          Houston, Texas  77252-2463             Officer

S.M. Borches              P.O. Box 2463                          Vice President - (Corporate         U.S.A.
                          Houston, Texas  77252-2463             Affairs)

N. J. Caruso              P.O. Box 2463                          Vice President - Finance and        U.S.A.
                          Houston, Texas  77252-2463             Chief Financial Officer

C.A. Lamboley             P.O. Box 2463                          Vice President, General Counsel     U.S.A.
                          Houston, Texas  77252-2463             and Corporate Secretary

D.H. Ohle                 P.O. Box 2463                          Vice President - (Human             U.S.A.
                          Houston, Texas  77252-2463             Resources)

P.M. Dreckman             P.O. Box 2463                          Vice President and General Tax      U.S.A.
                          Houston, Texas  77252-2463             Counsel

S. E. Ward                1401 Eye Street, N. W., Suite 1030     Vice President - (Government        U.S.A.
                          Washington, D.C. 20005                 Affairs)

S. J. Paul                P.O. Box 2463                          Assistant Secretary                 U.S.A.
                          Houston, Texas  77252-2463

E. V. Phillips            P.O. Box 2463                          Assistant Secretary                 U.S.A.
                          Houston, Texas  77252-2463

R. W. Leftwich            P.O. Box 2463                          Treasurer                           U.S.A.
                          Houston, Texas  77252-2463

G.R. Hullinger            P.O. Box 2463                          Controller                          U.S.A.
                          Houston, Texas  77252-2463

                              SHELL PETROLEUM INC.

                                                                PRESENT PRINCIPAL
                                                                  OCCUPATION OR
                                                                EMPLOYMENT AND THE
NAME                      BUSINESS ADDRESS                            NAME                        CITIZENSHIP
----                      ----------------                            ----                        -----------

DIRECTORS:

N. J. Caruso              P. O. Box 8985                         Director                            USA
                          Wilmington, DE  19899

C.A. Lamboley             P. O. Box 8985                         Director                            USA
                          Wilmington, DE  19899

S. L. Miller              P. O. Box 8985                         Director                            USA
                          Wilmington, DE  19899

M. Moody-Stuart           P. O. Box 8985                         Director and Chairman               British
                          Wilmington, DE  19899

OFFICERS:

M. Moody-Stuart           P. O. Box 8985                         President                           British
                          Wilmington, DE  19899

P.M. Dreckman             P. O. Box 8985                         Vice President - Tax                USA
                          Wilmington, DE  19899

N. J. Caruso              P. O. Box 8985                         Treasurer and Controller            USA
                          Wilmington, DE  19899

C.A. Lamboley             P. O. Box 8985                         Corporate Secretary                 USA
                          Wilmington, DE  19899

R. W. Leftwich            P. O. Box 8985                         Assistant Treasurer                 USA
                          Wilmington, DE  19899

L.W. Sutherland           P. O. Box 8985                         Assistant Controller                USA
                          Wilmington, DE  19899

E. V. Phillips            P. O. Box 8985                         Assistant Secretary                 USA
                          Wilmington, DE  19899


                               INDEX TO EXHIBITS


EXHIBIT
NUMBER             DESCRIPTION
-------            -----------


Exhibit D         Subordinated Credit Agreement, dated as of October 31, 2000, among Brigham Oil & Gas, L.P., Shell Capital Inc., as agent, and the lenders signatory thereto (the "Subordinated Credit
                  Agreement")(filed herewith).

Exhibit E         Warrant Agreement, dated as of October 31, 2000, between
                  Brigham Exploration Company and Shell Capital Inc (filed
                  herewith).

Exhibit G         Amendment No. 1 to Registration Rights Agreement dated as of
                  October 31, 2000, between Brigham Exploration Company and
                  Shell Capital Inc. (filed herewith).

Exhibit H         Ancillary Agreement dated October 31, 2000 between Shell
                  Capital and Brigham Oil & Gas, L.P. (filed herewith).

Exhibit L         Joint Filing Agreement dated as of November 6, 2000 among
                  Shell Capital Inc., Shell Oil Company and Shell Petroleum Inc.
                  (filed herewith).